RMS

SEC

18006892

Received
MAR 05 2018
WASH, D.C.

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49016 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. Riley & Co., LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd., STE 800
(No. and Street)

| Los Angeles | CA | 90025 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike McCoy 310-966-1444
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

| 5251 S. Quebec Street Suite 200 | Greenwood Village | CO | 80111 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

BW

# OATH OR AFFIRMATION

I, Michael McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley & Co., LLC, as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

SVETLANA KIRIC
Commission # 2085884
Notary Public - California
Los Angeles County
My Comm. Expires Oct 13, 2018

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## B. RILEY & CO., LLC

## TABLE OF CONTENTS


| | Page(s) |
|---|---|
| Independent Auditors' Report | 3 |
| Statement of Financial Condition | 4 |
| Notes to Financial Statements | 5 – 9 |

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholder and Board of Directors of
B. Riley & Co., LLC

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of B. Riley & Co., LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as B. Riley & Co., LLC's auditor since 2012.

Greenwood Village, Colorado
January 27, 2018

Member of msi Global Alliance
Independent Legal & Accounting Firms

# B. RILEY & CO., LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2017

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 350,000 |
| | **$ 350,000** |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| **LIABILITIES:** | |
| Accounts payable and accrued expenses | $ - |
| ***Total liabilities*** | - |
| **COMMITMENTS AND CONTINGENCIES** | |
| **MEMBER'S EQUITY:** | |
| Member's equity | 350,000 |
| | **$ 350,000** |

The accompanying notes are an integral part of this statement.

## B. RILEY & CO., LLC

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

***Organization and Business***

B. Riley & Co., LLC (the "Company") is a the successor organization to B. Riley & Co., which was originally incorporated in the state of Delaware on February 15, 1996, as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On June 18, 2014, the Company was acquired by B. Riley Financial, Inc. (the "Parent" or "B. Riley Financial") and the Company became a wholly-owned subsidiary of B. Riley Financial. On November 1, 2017, substantially all of the assets and liabilities of the Company were contributed to B. Riley FBR, Inc. ("B. Riley FBR") in connection with the merger of the Companies. As such, the statement of operations of the Company includes the operating activities for the period January 1, 2017 to October 31, 2017 as a securities broker-dealer that provides several classes of services, including the sale of equities, market making and research services. During this period the Company also provided investment banking services by engagement and trades securities for its own account. Subsequent to the Merger, substantially all of the operations of the Company ceased and the Company's assets consist of $350,000 related to cash and cash equivalents and total capital of $350,000.

***Clearing Agreement***

The Company, under Rule (k)(2)(i), carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"; or

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

***Summary of Significant Accounting Policies***

Depreciation relates to property and equipment that was stated at cost prior to the Merger and is provided utilizing straight line-and accelerated methods over the estimated useful lives of owned assets, ranging from 5 to 39 years. Repairs and maintenance to these assets are charged to expenses as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. . For the year ended December 31, 2017, the Company included $45,790 of depreciation expense in other operating expenses.

Securities transactions are recorded on a trade date basis with the related commission income and expenses also recorded on a trade date basis. The Company also records proprietary transactions, commission revenue and related expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

The Company receives investment banking fees in accordance with terms stipulated in its engagement contracts. Investment banking fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts.

Advertising costs are expensed as incurred. For the year ended December 31, 2017, the Company included $17,502 of advertising costs in other operating expenses.

***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash Equivalents***

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

***Income Taxes***

The Company is treated as a disregarded entity for federal and state income tax purposes and the Company's parent company includes the taxable income of the Company on its tax return. For the year ended December 31, 2017, the Company recorded a provision for income taxes for federal and state income tax purposes in the amount of $4,172,990. This amount represented the Company's share of the current year and future deferred income taxes charged to the Company based on pre-tax income as part of the consolidated group that will be included in the federal and state income tax returns of B. Riley Financial.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2017.

## *NOTE 2 - NET CAPITAL*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Company had net capital and net capital requirements of $350,000 and $250,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0 to 1. According to Rule 15c3-1, the Company's ratio shall not exceed 15 to 1.

## NOTES TO FINANCIAL STATEMENTS

### *NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS*

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2017, such commissions were $444,864.

The Company has an expense sharing agreement with an affiliated entity, whereby the Company provides personnel, office space, insurance, and various other general services. The affiliate then reimburses the Company based on a set schedule for these services, outlined in the agreement. For the year ended December 31, 2017, the Company was allocated $387,700 in overhead expenses by the parent company.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Total rental expense of approximately $1,077,525, including the non-cancelable leases referred to above, was charged to operations during the year ended December 31, 2017. All non-cancellable leases of the Company were contributed and assumed by B. Riley FBR in connection with the Merger.

### *NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES*

In the normal course of business, the Company's activities through its clearing brokers involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

The Company's financial instruments, including due from clearing brokers are carried at amounts that approximate fair value, due to the short-term nature of the instruments.

### *NOTE 5 - PROFIT SHARING PLAN*

The Company maintained a retirement plan (the "Plan"), pursuant to section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company made matching contributions to the 401(k) plan the amount $50,476 during the year ended December 31, 2017. The Company did not make a profit sharing contribution for the year ended December 31, 2017.

## *NOTE 6 - SUBSEQUENT EVENTS*

The Company has performed an evaluation of subsequent events through date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.